UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 1)

                       Sabratek Corporation
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                         (Name of Issuer)
                          (Common Stock)
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                  (Title of Class of Securities)
                           78571U 10 8
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                          (CUSIP Number)
                          James A. Meer
                   Schein Pharmaceutical, Inc.
                         100 Campus Drive
                  Florham Park, New Jersey 07932
                          (201) 593-5500
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   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)
                         August 20, 1997
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      (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box /  /.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                           Schedule 13D

CUSIP NO.      78571U  10 8
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Schein Pharmaceutical, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  /*/
                                                         (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(a)     /  /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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      NUMBER OF          7    SOLE VOTING POWER
        SHARES                0
     BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
     PERSON WITH    ---------------------------------------------
                         8    SHARED VOTING POWER
                              493,361
                    ---------------------------------------------
                         9    SOLE DISPOSITIVE POWER
                              0
                    ---------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              493,361
                    ---------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               493,361
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     /  /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.8%
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14   TYPE OF REPORTING PERSON IN

     CO
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
                           Schedule 13D

CUSIP NO.      78571U  10 8
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marsam Pharmaceuticals Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  /*/
                                                         (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(a)     /  /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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      NUMBER OF          7    SOLE VOTING POWER
        SHARES                0
     BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
     PERSON WITH    ---------------------------------------------
                         8    SHARED VOTING POWER
                              493,361
                    ---------------------------------------------
                         9    SOLE DISPOSITIVE POWER
                              0
                    ---------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              493,361
                    ---------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               493,361
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     /  /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.8%
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14   TYPE OF REPORTING PERSON IN

     CO
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
                           Schedule 13D

CUSIP NO.      78571U  10 8
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MSI, Inc.           I.R.S. I.D.#  11-2718-528
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  /*/
                                                         (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(a)     /  /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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      NUMBER OF          7    SOLE VOTING POWER
        SHARES                0
     BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
     PERSON WITH    ---------------------------------------------
                         8    SHARED VOTING POWER
                              493,361
                    ---------------------------------------------
                         9    SOLE DISPOSITIVE POWER
                              0
                    ---------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              493,361
                    ---------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               493,361
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     /  /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.8%
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14   TYPE OF REPORTING PERSON IN

     CO
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
Item 5.   Interest in Securities of the Issuer

     The response to Item 5 is hereby amended by deleting the entire text thereof and substituting the following:

     MSI may be deemed to own beneficially 493,361 shares of Sabratek Common Stock (approximately 4.8% of the Sabratek Common Stock outstanding), including 318,667 shares subject to a warrant from the Issuer which is exercisable at any time until September 12, 1999 at a price of $4.55 per share, subject to adjustment. The percentage of Sabratek Common Stock outstanding has been calculated based upon information contained in the Issuer's Form 10-Q for the quarter ended June 30, 1997, as filed pursuant to the Securities Exchange Act of 1934, as amended.

     As Marsam is the parent corporation of MSI and Schein is the parent corporation of Marsam, each of Schein, Marsam and MSI may be deemed to be beneficial owners of the 493,361 shares of Sabratek Common Stock with shared voting and dispositive power.

     As the Reporting Persons own less than five percent of the outstanding shares of Sabratek Common Stock as a result of the sales reported below, the Reporting Persons' filing obligation terminates with this filing.

     Set forth below is certain information with respect to sales of Sabratek Common Stock by MSI on the Nasdaq National Market, which sales constitute the only transactions in the Sabratek Common Stock by any of the Reporting Persons during the last 60 days:

Date                 Number of Shares     Price Per Share
----                 ----------------     ----------------

August 5, 1997       20,000               $ 29.50
August 6, 1997       80,000               $ 29.90
August 13, 1997      47,500               $ 31.0526
August 14, 1997       5,000               $ 31.125
August 19, 1997      12,500               $ 31.00

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:    August 20, 1997

                         MSI, INC.


                         By:  /s/ James A. Meer
                         -----------------------
                              James A. Meer
                              Authorized Officer


                         MARSAM PHARMACEUTICALS INC.


                         By:  /s/ James A. Meer
                         -----------------------
                              James A. Meer
                              Authorized Officer


                         SCHEIN PHARMACEUTICAL, INC.


                         By:  /s/ James A. Meer
                         --------------------------
                              James A. Meer
                              Authorized Officer